Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-147172 and 333-147172-02

December 5, 2007

SUSQUEHANNA CAPITAL I

4,400,000 Capital Securities

9.375% CAPITAL SECURITIES, SERIES I

Issuer:	Susquehanna Capital I (the “Trust”), a Delaware statutory trust, the sole assets of which will be Capital Efficient Notes (collectively, the “CENts”) issued by Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Susquehanna”). Susquehanna will own all common securities of the Trust.

Guarantor:	Susquehanna Bancshares, Inc.

Securities Issued to the Public:	9.375% Capital Securities, Series I (the “Capital Securities”)

Legal Format:	SEC Registered

Aggregate Liquidation Amount:	$110,000,000 aggregate liquidation amount (4,400,000 Capital Securities)

Liquidation Amount:	$25 per Capital Security

Overallotment Option:	660,000 Capital Securities

Coupon:	Distributions will accrue from December 12, 2007 to but excluding December 12, 2037 at the annual rate of 9.375% payable quarterly in arrears, and including December 12, 2037 to but excluding the Final Repayment Date at an annual rate of interest equal to three-month LIBOR plus 5.455% payable quarterly in arrears.

CUSIP/ISIN:	86910P201/US86910P2011

Expected Ratings:	Moody’s Investors Service: Baa2 Standard & Poor’s: BB+ DBRS: BBB

Settlement Date:	December 12, 2007

Scheduled Maturity Date:	December 12, 2057

Final Repayment Date:	December 12, 2067, but such date may be extended to December 12, 2077 or December 12, 2087, provided that certain extension criteria described in the preliminary prospectus supplement dated December 3, 2007 (the “Prospectus Supplement”) are satisfied.

Interest Payment Dates:	Payable quarterly on March 12, June 12, September 12 and December 12 of each year, beginning March 12, 2008 through and including the Final Repayment Date.

Day Count Convention:	The amount of interest payable for any interest period ending on or prior to December 12, 2037 will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any interest period commencing on or after December 12, 2037 will be computed on the basis of a 360-day year and the actual number of days elapsed during the relevant interest period.

Redemption at Par:	At any time on or after December 12, 2012, subject to the approval of the Federal Reserve (if the redemption occurs prior to the Scheduled Maturity Date), in whole or in part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption.

Redemption for a Rating Agency Event:	At any time prior to December 12, 2012, subject to the approval of the Federal Reserve, in whole but not in part, within 90 days after the occurrence of a “rating agency event,” as defined in the Prospectus Supplement, at a redemption price equal to the greater of (x) 100% of the principal amount of the CENts being redeemed and (y) the applicable make-whole amount (using a discount rate equal to the treasury rate plus 0.50%), in each case plus any accrued and unpaid interest to the date of redemption.

Redemption for Capital Treatment Event or a Tax Event:	At any time prior to December 12, 2012, subject to the approval of the Federal Reserve, in whole but not in part, within 90 days after the occurrence of a “capital treatment event” or a “tax event”, each as defined in the Prospectus Supplement, at a redemption price equal to 100% of the principal amount of the CENts being redeemed, plus accrued and unpaid interest to the date of redemption.

Deferral Provision:	The Trust will defer payments on the Capital Securities if Susquehanna defers payments on the CENts. Payments may be deferred for one or more consecutive interest periods that do not exceed 5 years without Susquehanna being subject to its obligations under the “alternative payment mechanism” or “APM” (as described in the Prospectus Supplement) and for one or more consecutive interest periods that do not exceed a total of 10 years without giving rise to an event of default and acceleration under the terms of the CENts or the Capital Securities. No interest deferral may extend beyond the Final Repayment Date or the earlier repayment in full or redemption in full of the CENts. Any deferred payments will accrue additional interest at the then applicable interest rate, compounded on each Interest Payment Date.

Replacement Capital Covenant:	A replacement capital covenant will apply until December 12, 2067. The initial series of indebtedness benefiting from the replacement capital covenant is Susquehanna’s 4.75% subordinated notes due May 2014.

Public Offering Price:	$25.00 per security

Underwriting Commissions:	$3,465,000

Net Proceeds to Issuer:	$106,535,000

Use of Proceeds:	All proceeds from the sale of the Capital Securities and common securities of the Trust will be used by the Trust to purchase the CENts. Susquehanna expects to use the net proceeds from the sale of the CENts to replenish the cash reserves used to pay for the cash portion of consideration for the acquisition of Community Banks, Inc. and for general corporate purposes.

Clearance	DTC

Listing:	NYSE

Joint Bookrunning Managers	Wachovia Capital Markets, LLC

Morgan Stanley & Co. Incorporated

Joint Lead Arranger and Sole Structuring Advisor:	J.P. Morgan Securities Inc.

Co-Managers:	Bear, Stearns & Co. Inc.

Ferris, Baker Watts, Incorporated

Janney Montgomery Scott LLC

Keefe, Bruyette & Woods, Inc.

Oppenheimer & Co.

RBC Dain Rauscher

Sandler O’Neill & Partners, L.P.

Allocation:	Aggregate Liquidation Amount
Wachovia Capital Markets, LLC	1,210,000
Morgan Stanley & Co. Incorporated	1,210,000
J.P. Morgan Securities Inc.	440,000
Bear, Stearns & Co. Inc.	220,000
Ferris, Baker Watts, Incorporated	220,000
Janney Montgomery Scott LLC	220,000
Keefe, Bruyette & Woods, Inc.	220,000
Oppenheimer & Co.	220,000
RBC Dain Rauscher	220,000
Sandler O’Neill & Partners, L.P.	220,000

Total	4,400,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or Wachovia Capital Markets, LLC toll free at 1-866-289-1262.

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